SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
 Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐ No   ☒

Item 8.01 Other Events.

On March 23, 2017, BioLineRx Ltd. (the “Company”) issued a press release announcing that it has entered into a definitive agreement to acquire Agalimmune Ltd., a privately-held company incorporated in the United Kingdom (“Agalimmune”), for consideration of approximately $3 million in cash and approximately $3 million in restricted American Depositary Shares. Additional future payments may be made based on development and commercial milestones. The acquisition will bring into the Company’s pipeline Agalimmune’s primary asset, AGI-134, a novel immuno-oncology agent for various cancer indications which is at the near-clinical stage of development and is expected to commence a first-in-man study in patients with solid tumors in the first half of 2018. The compound is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors.

A copy of the full press release announcing the acquisition is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description of Exhibit
99.1	Press release dated March 23, 2017

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: March 23, 2017